UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No.: 001-04171

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

Kellogg Company Savings and Investment Plan

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

Kellogg Company

One Kellogg Square

Battle Creek, Michigan 49016-3599

Kellogg Company

Savings and Investment Plan

Financial Statements and

Supplemental Schedule

December 31, 2010 and 2009

Kellogg Company

Savings and Investment Plan

Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009	3

Notes to Financial Statements	4–15

Supplemental Schedule

Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2010	16

Note:   Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Kellogg Company Savings

and Investment Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kellogg Company Savings and Investment Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Detroit, Michigan

June 24, 2011

Kellogg Company

Savings and Investment Plan

Statement of Net Assets Available for Benefits

as of December 31, 2010 and 2009

	2010	2009
Assets
Plan’s interest in Master Trust at fair value	$1,100,920,177	$992,616,677
Receivables
Due from other Plan	—	1,049,369
Employer contribution	733,855	601,067
Employee contribution	1,507,838	1,387,522
Notes receivable from participants	18,319,484	17,857,576

Total assets	1,121,481,354	1,013,512,211

Liabilities
Accrued financial advisory fees	63,069	—
Accrued investment services fees	176,037	150,129
Accrued administrative service fees	176,281	166,916

Total liabilities	415,387	317,045

Net assets available for benefits at fair value	1,121,065,967	1,013,195,166

Adjustment from fair value to contract value for interest in Master Trust related to fully benefit-responsive investment contracts	(4,395,744)	4,930,815

Net assets available for benefits	$1,116,670,223	$1,018,125,981

The accompanying notes are an integral part of these financial statements.

Kellogg Company

Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

for the Years Ended December 31, 2010 and 2009

	2010	2009
Contributions
Employer	$25,478,826	$23,575,703
Employee	57,530,070	56,613,406
Rollovers from other qualified plans	2,751,822	1,706,333

Total contributions	85,760,718	81,895,442

Earnings on investments
Plan’s interest in income of Master Trust	89,859,624	145,360,543
Interest income on notes receivable from participants	934,241	1,056,403
Redemption fees	(45,300)	(8,410)

Total earnings on investments, net	90,748,565	146,408,536

Participant withdrawals	(76,525,874)	(52,817,771)
Trustee fees	(148,529)	(95,399)
Administrative fees	(1,083,212)	(1,195,172)
Financial advisory fees	(207,426)	—

Net increase	98,544,242	174,195,636
Net assets available for benefits
Beginning of year	1,018,125,981	843,930,345

End of year	$1,116,670,223	$1,018,125,981

The accompanying notes are an integral part of these financial statements.

Kellogg Company

Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009 and

for the Years Ended December 31, 2010 and 2009

1.	Summary of Significant Accounting Policies

Basis of accounting

The Kellogg Company Savings and Investment Plan (the “Plan”) operates as a qualified defined contribution plan and was established under Section 401(k) of the Internal Revenue Code. The Plan’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”). The accounts of the Plan are maintained on the accrual basis. Expenses of administration are paid by the Plan.

Recent accounting pronouncements

In September 2010, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard related to the reporting of loans to participants by defined contribution plans. This standard applies to any defined contribution pension plan that allows participant loans. The amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Because loans to participants are no longer measured at fair value, fair value measurements and disclosures are not applicable. This amendment will be applied retroactively. The adoption of this standard is not expected to have a material impact on the financial statements.

In May 2011, the FASB issued a new accounting standard intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management is in the process of evaluating the impact of the adoption of this update on the Plan’s financial statements.

Investment valuation and income recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the market participants at the measurement date. See Note 6 for discussion.

The Plan’s interest in income (loss) of the Kellogg Company Master Trust (“the Master Trust”), which consists primarily of the realized gains or losses on the fair value of the Master Trust investments and the unrealized appreciation (depreciation) on those investments, is included in the statement of changes in net assets available for benefits.

Guaranteed investment contracts

During the plan years 2010 and 2009, the Plan entered into benefit-responsive investment contracts for which Dwight Asset Management has oversight. The contributions are maintained in a general account with each contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Kellogg Company

Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009 and

for the Years Ended December 31, 2010 and 2009

Investment contracts held by a defined-contribution plan are required to be reported at fair value. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit responsive guaranteed investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by Dwight Asset Management, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers, but it may not be less than zero percent. Such interest rates are reviewed on a monthly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974 (“ERISA”). The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Except for the above, the guaranteed investment contracts do not permit the contract issuers to terminate the agreement prior to the scheduled maturity date at an amount different from contract value.

	2010	2009
Average yields
Based on actual earnings	2.25%	3.53%
Based on interest rate credited to participants	2.43%	2.92%

Allocation of net investment income to participants

Net investment income is allocated to participant accounts daily, in proportion to their respective ownership on that day.

Kellogg Company

Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009 and

for the Years Ended December 31, 2010 and 2009

Participant withdrawals

Benefit payments to participants are recorded when paid.

Risks and uncertainties

The Plan provides for various investment options in several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Master Trust

Assets of the Plan are co-invested with the assets of other defined contribution plans sponsored by the Kellogg Company (the “Company”) in a commingled investment fund known as the Master Trust for which BNY Mellon Corporation serves as the trustee.

Valuation of net investment in Master Trust

The Plan’s allocated share of the Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Master Trust. The Plan’s net interest in the Master Trust is equal to the net investment in the Master Trust at fair value plus the adjustments from fair value to contract value related to fully benefit-responsive investment contracts on the statement of net assets available for benefits.

Investment transactions and investment income from the Master Trust

An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

2.	Provisions of the Plan

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

Kellogg Company

Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009 and

for the Years Ended December 31, 2010 and 2009

Plan administration

The Plan is administered by the ERISA Finance Committee and the ERISA Administrative Committee appointed by Kellogg Company.

The ERISA Finance Committee has appointed Financial Engines Advisors L.L.C. to provide financial advisory services to the Plan and participants not under a collectively bargained agreement.

Redemption fees

The Plan charges a 2 percent redemption fee for transfers and/or reallocations of units that have been in a fund for less than five business days. Fees collected are used to help offset trustee expenses.

Plan participation and contributions

Generally, all salaried employees and non-union hourly employees of the Company and its U.S. subsidiaries, and certain union hourly employees covered by a collective bargaining agreement, are eligible to participate in the Plan on the date of hire.

Subject to limitations prescribed by the Internal Revenue Service, participants may elect to contribute from 1 percent to 50 percent of their annual wages. Participants were eligible to defer up to $16,500 in 2010 and 2009. Contributions made by salaried and non-union hourly employees are matched by the Company at a 100 percent rate on the first 3 percent and a 50 percent rate on the next 2 percent with 12.5 percent of the Company match restricted for investment in the Kellogg Company Stock Fund. Union hourly employees covered by a collective bargaining agreement may have a different or no Company match. Please refer to the Plan document for additional information. Employees may contribute to the Plan from their date of hire; however, applicable contributions are not matched by the Company until the participant has completed one year of service.

Employer matching contributions held in the Kellogg Company Stock Fund can be transferred by a participant at any time to any other investment fund available under the Plan.

Plan participants may elect to invest the contributions to their accounts as well as their account balances in various equity, bond, fixed income or Kellogg Company stock funds or a combination thereof in multiples of 1 percent. Each participant’s account is credited with the participant’s contribution and (a) the Company’s contribution and (b) plan earnings, and charged with an allocation of administrative and trust expenses. Allocations are based on participant earnings or account balances, as defined.

In addition to the Company contribution described above, effective January 1, 2010, employees hired or rehired on or after January 1, 2010 will receive a service-based, non-elective Company contribution (“Retirement Contribution”). The Retirement Contribution will be submitted each pay period, and will be based on their years of service to the Company, as follows:

•	3 percent of base pay for service up to 10 years

•	5 percent of base pay for service 10 years up to 20 years

•	7 percent of base pay for service of 20 years or more

The Retirement Contribution will commence on the employee’s date of hire.

Kellogg Company

Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009 and

for the Years Ended December 31, 2010 and 2009

Vesting

Participant account balances are fully vested with regards to participant contributions and the Company matching contributions. The Retirement Contribution will become fully vested upon completion of three years of service.

Notes receivable from participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have only one loan outstanding at any time. Loan transactions are treated as transfers between the Loan Fund and the other funds. Loan terms range from 12 to 60 months, except for principal residence loans, which must be repaid within 15 years. Interest is paid at a constant rate equal to one percent over the prime rate in the month the loan begins. Principal and interest are paid ratably through payroll deductions. Loans that are uncollectible are defaulted resulting in the outstanding principal being considered a deemed distribution.

Participant distributions

Participants may request an in-service withdrawal of all or a portion of certain types of contributions under standard in-service withdrawal rules. The withdrawal of any participant contributions which were not previously subject to income tax is restricted by Internal Revenue Service regulations.

Participants who terminate employment before retirement, by reasons other than death or disability, may remain in the Plan or receive payment of their account balances in a lump sum. If the account balance is $1,000 or less, the terminated participant will receive the account balance in a lump sum.

Dependent on employment history, a participant can receive a distribution from the Plan due to retirement either: on or after the date the participant is classified as retired under an applicable defined benefit plan sponsored by the Company in which the Plan participant is a participant or where the Plan participant is not a participant in any defined benefit plan sponsored by the Company, on or after the date he attains age 55 after having completed at least 5 years of service. Upon retirement, disability, or death, a participant’s account balance may be received in a lump sum or installment payments.

Termination

While the Company has expressed no intentions to do so, the Plan may be terminated at any time. In the event of Plan termination, participants will become fully vested in their accounts. After payment of all expenses, at the discretion of the employer, each participant and each beneficiary of a deceased participant will either (a) receive his entire accrued benefit as soon as reasonably possible, provided that the employer does not maintain or establish another defined contribution plan as of the date of termination, or (b) have an annuity purchased through an insurance carrier on his behalf funded by the amount of his entire accrued benefit.

Kellogg Company

Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009 and

for the Years Ended December 31, 2010 and 2009

3.	Income Tax Status

The plan administrator has received a favorable letter from the Internal Revenue Service dated March 18, 2004 regarding the Plan’s qualification under applicable income tax regulations. The Plan has been amended since receiving the determination letter and has filed for an updated determination letter on January 31, 2011. The plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

4.	Related Party Transactions

Certain investments held in the Master Trust are shares of Kellogg Company common stock and short term investment funds managed by BNY Mellon Corporation. Kellogg Company is the plan sponsor, and BNY Mellon Corporation is the trustee as defined by the Plan and, therefore, these transactions, as well as participant loans, qualify as exempt party-in-interest transactions.

5.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2010 and 2009 to Form 5500.

	2010	2009
Net assets available for benefits per the financial statements	$1,116,670,223	$1,018,125,981
Less: Adjustment from fair value to contract value for interest in Master Trust related to fully benefit-responsive investment contracts (Note 1)	4,395,744	(4,930,815)

Net assets available for benefits per the Form 5500	$1,121,065,967	$1,013,195,166

The following is a reconciliation of the Plan’s interest in income of Master Trust per the financial statements for the year ended December 31, 2010 to Form 5500.

Kellogg Company

Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009 and

for the Years Ended December 31, 2010 and 2009

2010
Plan’s interest in income of Master Trust per the financial statements	$89,859,624
Less:
Redemption fees	(45,300)
Trustee, administrative and financial advisory fees	(1,439,167)
Change in adjustment from fair value to contract value for interest in Master Trust related to fully benefit-responsive investment contracts (Note 1)	9,326,559

Net investment gain from Master Trust investment accounts per the Form 5500	$97,701,716

6.	Fair Value Measurements

The Plan’s assets are categorized using a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2

Inputs to the valuation methodology include:

•    quoted prices for similar assets or liabilities in active markets;

•    quoted prices for identical or similar assets or liabilities in inactive markets;

•    inputs other than quoted prices that are observable for the asset or liability; and

•    inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Kellogg Company

Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009 and

for the Years Ended December 31, 2010 and 2009

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

•	Money market funds: Valued using amortized cost, which approximates fair value.

•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

•	Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Master Trust at year end.

•

Guaranteed investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See Note 1). The fair value of each synthetic GIC contract is calculated based on the fair value of the investments underlying the contract. The fair value of the underlying investments is valued based on a quoted exchange, matrices, or models from pricing vendors. These underlying assets primarily consist of US treasuries, Level 1; corporate debt, government agency debt, collective trusts and investment funds and mortgage-backed securities, Level 2; and wrapper contracts, Level 3. Collective trust and investment funds are valued at the NAV based on information reported by the investment advisor using the audited financial statements of the funds at year end. The underlying investments consist primarily of debt investment securities. The fair value of each synthetic GIC wrapper is calculated by discounting the difference between the fair value of the underlying assets and the fair value of the current annual fee multiplied by the notional dollar amount of the contract.

•

Commingled funds: Valued at the NAV based on information reported by the investment advisor using the audited financial statements of the funds at year end. The underlying investments correspond with that of the S&P 500 index.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s practice regarding the timing of transfers between levels is to measure transfers in at the beginning of the month and transfers out at the end of the month. For the year ended December 31, 2010, the Plan had no transfers between Levels 1, 2 or 3.

The following tables set forth by level, within the fair value hierarchy, the Kellogg Company Master Trust assets at fair value as of December 31, 2010 and 2009.

Kellogg Company

Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009 and

for the Years Ended December 31, 2010 and 2009

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Money market funds	$—	$12,730,968	$—	$12,730,968
Mutual funds:
Domestic equity	310,643,956	—	—	310,643,956
International equity	138,532,565	—	—	138,532,565
Domestic debt	146,051,505	—	—	146,051,505
Commingled funds - domestic equity index	—	200,791,836	—	200,791,836
Common stock - Kellogg Company	117,472,813	—	—	117,472,813
Synthetic guaranteed investment contracts:
Cash and cash equivalents	5,021,536	16,511,979	—	21,533,515
Collective trusts and investment fund	—	465,972,193	—	465,972,193
Domestic corporate debt	—	37,701,717	—	37,701,717
International corporate debt	—	12,457,144	—	12,457,144
Domestic government securities	55,091,681	11,586,634	—	66,678,315
International government securities	—	5,011,993	—	5,011,993
Mortgage backed securities	—	16,230,796	—	16,230,796
Other	—	7,345,585	706,320	8,051,905
Guaranteed investment contracts	—	—	24,853,295	24,853,295

	$772,814,056	$786,340,845	$25,559,615	$1,584,714,516

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Money market funds	$—	$9,654,378	$—	$9,654,378
Mutual Funds:
Domestic equity	253,438,422	—	—	253,438,422
International equity	115,535,513	—	—	115,535,513
Domestic debt	119,881,279	—	—	119,881,279
Commingled funds - domestic equity index	—	158,699,122	—	158,699,122
Common stock - Kellogg Company	140,762,625	—	—	140,762,625
Synthetic guaranteed investment contracts:
Cash and cash equivalents	2,033,189	21,098,364	—	23,131,553
Collective trusts	—	435,224,572	—	435,224,572
Domestic corporate debt	468,916	64,236,863	—	64,705,779
International corporate debt	—	22,747,408	—	22,747,408
Domestic government securities	50,002,040	23,187,110	—	73,189,150
International government securities	—	403,000	—	403,000
Mortgage backed securities	—	27,212,315	—	27,212,315
Other	—	2,750,893	1,717,219	4,468,112
Guaranteed investment contracts	—	—	23,779,941	23,779,941

	$682,121,984	$765,214,025	$25,497,160	$1,472,833,169

Net asset value and fair value were equal for investments included in the previous tables. Additionally, there were no unfunded commitments to purchase investments at December 31, 2010. The Plan’s ability to redeem guaranteed investment contracts at fair value is restricted in certain circumstances as described in Note 1. There are no such restrictions on redemption of other Plan investments. Commingled funds and collective trusts and investment funds allow redemptions by the Plan at the end of every business day.

Kellogg Company

Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009 and

for the Years Ended December 31, 2010 and 2009

Level 3 gains and losses

The following tables set forth a summary of changes in the fair value of the Master Trust and Plan’s Level 3 assets for the years ended December 31, 2010 and 2009.

Level 3 Assets
Year Ended December 31, 2010
Guaranteed
Investment Contracts
Balance, beginning of year	$25,497,160
Purchases, sales, issuances and settlements, net	(115,600)
Unrealized gain (loss)	178,055

Balance, end of year	$25,559,615

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$178,055

Level 3 Assets
Year Ended December 31, 2009
Guaranteed
Investment Contracts
Balance, beginning of year	$25,125,189
Purchases, sales, issuances and settlements, net	(1,678,461)
Unrealized gain	2,050,432

Balance, end of year	$25,497,160

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$2,050,432

Gains and losses, realized and unrealized, included in changes in net assets for the periods above are reported in net appreciation (depreciation) in fair value of investments in the schedule of changes in net assets of Master Trust investment accounts (Note 7), and in Plan’s interest in income (loss) of Master Trust in the statement of changes in net assets available for benefits.

Kellogg Company

Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009 and

for the Years Ended December 31, 2010 and 2009

7.	Kellogg Company Master Trust

The Plan has an interest in the net assets held in the Master Trust in which interests are determined on the basis of cumulative funds specifically contributed on behalf of the Plan adjusted for an allocation of income. Such income allocation is based on the Plan’s funds available for investment during the year.

Kellogg Company Master Trust net assets at December 31, 2010 and 2009 and the changes in net assets for the years ended December 31, 2010 and December 31, 2009 are as follows:

Kellogg Company Master Trust

Schedule of Net Assets of Master Trust Investment Accounts

	2010	2009
Money Market Funds	$12,730,968	$9,654,378

Receivables	1,086,921	1,953,676

General Investments at fair value
Common Stock - Kellogg Company	117,472,813	140,762,625
Commingled Funds	200,791,836	158,699,122
Mutual Funds	595,228,026	488,855,214
Guaranteed Investment Contracts	658,490,873	674,861,830

Total general investments	1,571,983,548	1,463,178,791

Total assets	1,585,801,437	1,474,786,845

Payables	(2,294,619)	(2,301,694)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,905,459)	7,315,749

Net Assets	$1,575,601,359	$1,479,800,900

Percentage interest held by the Plan	69.6%	67.4%

Kellogg Company

Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009 and

for the Years Ended December 31, 2010 and 2009

Kellogg Company Master Trust

Schedule of Changes in Net Assets of Master Trust Investment Accounts

	2010	2009
Earnings on investments
Interest	$17,383,963	$19,296,196
Dividends	20,448,723	15,159,751
Net realized gain (loss)
Common Stock - Kellogg Company	3,521,648	(886,888)
Commingled Funds	1,964,435	(2,642,013)
Mutual Funds	(4,531,796)	(29,970,853)

Net realized gain (loss)	954,287	(33,499,754)

Total additions	38,786,973	956,193
Net transfer of assets in (out) of investment account	(17,763,969)	1,618,172
Fees and commissions	(1,177,790)	(1,235,442)

Total additions/(distributions)	(18,941,759)	382,730
Change in unrealized appreciation (depreciation):
Common Stock - Kellogg Company	(9,117,099)	26,398,523
Commingled Funds	22,865,306	36,290,024
Mutual Funds	62,207,038	124,940,405

Changes in unrealized appreciation	75,955,245	187,628,952

Net change in assets	95,800,459	188,967,875
Net assets
Beginning of year	1,479,800,900	1,290,833,025

End of year	$1,575,601,359	$1,479,800,900

Kellogg Company

Savings and Investment Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

as of December 31, 2010

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	Plan’s interest in Master Trust at fair value		$1,100,920,177
	* Participants	Loans, interest ranging from 4.00% to 10.5%, with due dates at various times through August 29, 2025.	$18,319,484
	* Parties-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KELLOGG COMPANY SAVINGS AND INVESTMENT PLAN

Date: June 24, 2011	By:	/s/ Ronald L. Dissinger
	Name:	Ronald L. Dissinger
	Title:	Senior Vice President and Chief Financial Officer, Kellogg Company

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm